July 6, 2006

Room 4561

Mr. John G. Schwarz
Chief Executive Officer
Business Objects S.A.
157-159 rue Anatole France,
92300 Levallois-Perret, France

      Re: Business Objects S.A.
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 16, 2006
               Form 8-K Filed April 26, 2006
               File No. 000-24720

Dear Mr. Schwarz:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 66

1.   We note that, in arrangements that include rights to multiple software products and/or services, you use the residual method. Describe in further detail how you apply this method to arrangements containing multiple software products. In this

Mr. John G. Schwarz
Business Objects S.A.
July 6, 2006
Page 2

regard, please clarify whether or not any software products remain undelivered at inception of the arrangements. If so, describe how you establish vendor-specific objective evidence for those undelivered software products.

Note 5. Acquisitions, page 77

2.   We note that your purchase price allocation for Crystal Decisions included only $43.7 million assigned to customer contracts and that amount was related to maintenance and support. We further note that you indicate that Crystal Decisions contributed "a strong base of independent distributors in addition to channel partner relationships including original equipment manufacturers, value-added resellers and system integrators." Please explain to us, in reasonable detail, how you considered paragraphs A18 to A21 of SFAS 141 and EITF 02-17 in determining that no amounts should be allocated to customer-related intangibles outside of maintenance and support contracts.

Note 7. Commitments and Contingencies

Legal Matters, page 82

3.   Please explain to us how you have clearly disclosed, for each significant matter, the amount of any reasonably possible additional losses in excess of amounts accrued, a range of such losses or that an estimate cannot be made. In addition, tell us how you considered these disclosure requirements with respect to your income tax contingencies.

Form 8-K filed April 26, 2006

Exhibit 99.1

4.   We believe the non-GAAP statement of income columnar format appearing in your Item 2.02 Form 8-K filed on April 26, 2006 may create the unwarranted impression to investors that the non-GAAP statement of income has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures (FAQ), Question 8.

5.   We note you apply different tax rates to your pre-tax results on a GAAP and non-GAAP basis. We further note that you separately disclose these rates and adjust your non-GAAP results accordingly. However, we were unable to locate any substantive disclosures that address Item 10 of Regulation S-K or Question 8 of the FAQ. Please explain to us how you have complied with this guidance.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief